SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934


LASER INDUSTRIES LTD.
Name of Issuer

Ordinary Shares, Par Value of NIS 0.0001 each
Title of Class of Securities


518061-10-6
CUSIP Number


Mr. Howard A. Jaffe
The InterGroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


June 12, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [ X  ]




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CUSIP No. 518061-10-6					(Page 2 of 7 Pages)

1.	Name of Reporting Person
  	John V. Winfield

2.	Check the Appropriate Box if a Member of a Group
	a.
	b.
3.	SEC Use Only


4.	Source of Funds
  	WC, PF

5.	Check if Disclosure of Legal Proceedings is Required
	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
  	U.S.A.

Number of			 	7.	Sole Voting Power
Shares				   	181,500 Ordinary Shares
Beneficially
Owned by		  ________________________________________________
Each 			     	8.	Shared Voting Power
Reporting					281,500 Ordinary Shares
Person
With			     ________________________________________________
				         	9.	Sole Dispositive Power
					        	181,500 Ordinary Shares

         			________________________________________________
        					10.	Shared Dispositive Power
					        	316,500 Ordinary Shares


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	316,500 Ordinary Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
   	Shares _________

13.	Percent of Class Represented by Amount in Row 11
   	5.4%
14.	Type of Reporting Person
   	IN

Item. 1.	Security and Issuer.

		The class of equity securities to which this statement relates to is the Ordinary Shares, par value of NIS 0.0001 each (the "Stock"), of Laser Industries Limited ("LIL"). The executive offices of LIL are located at Atidim Science Based Industrial
Park, Neve Sharett, Tel Aviv, Israel.


Item 2.	Identity and Background.

		This Schedule 13D is being filed by John V. Winfield. Mr. Winfield's principal occupation is the Chairman of the Board and President of The Intergroup Corporation. Mr. Winfield is a
United States citizen.

		The principal executive offices of Intergroup, and the business address of Mr. Winfield, are at 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067.

		During the last five years, Mr. Winfield has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

		All funds used in making purchases of the Stock were obtained from personal funds or the working capital of Intergroup.

Item 4.	Purposes of Transactions.

		The Stock to which this statement relates has been acquired by Mr. John V. Winfield for investment due to LIL's technology and its global market potential. Mr. Winfield is particularly impressed with LIL's Utrasound Detection System, its recent acquisition, along with the company's technology for the treatment of snoring, skin rejuvenation and other aesthetic procedures. Other than possibly increasing its equity interest, Mr. Winfield has no pending plans or proposals with respect to LIL. However, Mr. Winfield intends to continuously review his options with respect to its existing investment in the Stock, and expressly reserves the right to (i) purchase additional stock or other securities of LIL by public or private purchase; (ii) dispose of all or any part of its investment in the Stock by public or private sale or otherwise; in each case, at such prices and on such terms as Mr. Winfield may deem advisable; and/or
(iii) take such other action with respect to his investment in the Stock as Mr. Winfield may deem appropriate, including by meeting or consulting with the Board of Directors.

		Except as set forth above, Mr. Winfield does not have any present plans or proposals which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

		(a)	At the close of business on June 12, 1995, John V.
Winfield beneficially owned 316,500 shares, or approximately 5.4% of the outstanding shares of Stock of LIL as determined from LIL's 1994 annual report.

		(b)	Mr. Winfield has sole voting and investment power
with respect to 181,500 Ordinary Shares and shares voting and investment power for an additional 100,000 shares with The
Intergroup Corporation. Mr. Winfield also shares investment power for an additional 35,000 shares with two other individuals.

		(c)	Information with respect to transactions effected
in the Stock beneficially owned by Mr. Winfield during the past
60 days is set forth in Appendix I hereto.

		(d)	No person other than Mr. Winfield has the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by Mr.
Winfield.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

		There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John V. Winfield and any other person with respect to any securities of LIL including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

		There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

		There is no material to be filed as Exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in
Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE


		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	June 12, 1995


				By:	/s/  John V. Winfield
   					John V. Winfield

APPENDIX I


		The following table sets forth the trade date for each purchase and sale of Stock beneficially owned by John V.
Winfield, the number of shares of Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the shares of Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.





Trade Date       Number of
                  Shares      Price per
                 Purchased      Share

Bal. fwd.         216,500      6.010
April 17, 1995     19,300      5.375
May 04, 1995        7,500      5.313
May 08, 1995        7,500      5.773
May 10, 1995        8,500      5.671
May 12, 1995        2,900      5.625
May 15, 1995       12,000      5.646
May 16, 1995        8,600      5.846
May 18, 1995        1,800      5.750
May 19, 1995        1,200      5.500
May 22, 1995        1,800      5.750
May 23, 1995        7,400      5.520
June 07, 1995      16,500      6.125
June 12, 1995       5,000      6.000
                  -------
Total             316,500